                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           THE CHROMALINE CORPORATION
        -----------------------------------------------------------------
        (Exact name of Small Business Issuer as specified in its charter)




               Minnesota                                   41-0730027
----------------------------------------         -------------------------------
(State of incorporation or organization)         (I.R.S. Employer Identification
                                                              No.)

           4832 Grand Avenue
           Duluth, Minnesota                                  55807
----------------------------------------         -------------------------------
(Address of principal executive offices)                   (Zip Code)



        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.10 par value
                          ----------------------------
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         The Chromaline Corporation ("Chromaline" or the "Company") was incorporated in Minnesota as Chroma-Glo, Inc. in 1952 and changed its name to The Chromaline Corporation in 1982. The Company develops, manufactures and sells light sensitive liquid coatings ("emulsions") and light sensitive films for commercial and industrial applications in the United States and abroad. The Company also markets ancillary chemicals and equipment to provide a full line of products and services to its customers. The Company's products serve the screen printing and decorative sand blasting markets. The screen printing products represent the Company's largest product line. These products are used by screen printers to create stencil images. These images produce basic designs for fabric decoration and product identification, as well as complex designs for compact discs and electronic circuits. The sand blasting products are used by many consumers to create architectural glass, art pieces and awards. Some of the Company's customers use both the screen printing and the sand blasting products.

         Over the past three years, Chromaline has completed building additions which add additional manufacturing and warehouse space and has installed equipment which doubles the Company's coated film production capacity. During this period, the Company has grown by developing new products, including:

         - Chroma/Tech SR - a new solvent resistant pure photopolymer emulsion.
         -        Magna/Cure UDC1, 2 and 3 - universal dual care emulsions.
         - Chroma/Tech PL-2 - pure photopolymer emulsion for use with plastisol inks.
         -        Magna/Cure UDC-HV - universal dual cure with high viscosity.
         - MAX-R film - for maximum resistance to water or solvent base inks.
         - MAX-R emulsion - for maximum resistance to water or solvent base inks.
         - PHAT film - for screen printing images that require 100 microns to 700 microns of new high density plastisol inks.

         Prior to 1996, the Company sold products to several European distributors and dealers and established a branch sales office in Europe. In 1996, the Company converted its European branch office to a marketing and sales joint venture with Europeans involved in the screen printing industry, including several Chromaline distributors and dealers. The joint venture entity, Chromaline Europe, S.A., a French corporation located in Saverne, France ("Chromaline Europe"), began operations in January 1997. The Company is a 19.5% owner of the joint venture.

PRODUCTS

         Chromaline's core technology is photochemical imaging systems. This technology is similar to photographic film technology except that the Company uses organic polymers or natural protein rather than silver to make the product photo-reactive ("light sensitive"). The products Chromaline targets at the screen printing industry are light sensitive films and light sensitive liquid coatings ("emulsions") used by customers to create an image on a printing screen; the equivalent of a printing plate in other types of printing processes. In the sand blasting market, the Company's products are also films and emulsions. These products are used to create a stencil by decorators of glass and other hard surfaces including crystal, marble, metals, wood, stone and plastics. The stencil is applied directly to the article to be decorated by the sand blasting process through a self-adhesive feature or with a separate adhesive. The open areas of the stencil permit the sand blast grit to erode the surface while the closed areas of the stencil repel the sand blast grit, protecting areas of the surface being decorated.

         All of Chromaline's light sensitive products are sensitive to ultraviolet radiation. The Company uses different chemicals to create sensitivity to light including a molecule which it developed internally and patented.

DISTRIBUTION

         The Company currently has approximately 140 domestic and international distributors. Chromaline sells its products through non-exclusive distributors in competitive markets, such as the United States, Canada and Mexico. The Company has exclusive distribution arrangements in markets without access to alternative products, such as South and Central America, Australia, South Africa, Canada, India and other Asian countries. The Company also sells its products through direct sales to certain end users who do not require the services of a distributor or dealer to service their account. In addition, Chromaline markets and sells its products through magazine advertising, trade shows and the internet.

         Chromaline is engaged in international sales through three channels. Chromaline Europe imports the Company's products and distributes them to dealers throughout Western and Eastern Europe and North Africa. The Company is also currently developing its business in India through an exclusive distributor in that country. It is the Company's intent that an entity to be formed by the Company and the Indian distributor will eventually become a licensed manufacturer of certain low cost products which have been developed by Chromaline expressly for distant markets where shipping costs and low market prices would otherwise preclude the Company's participation. The Company markets products to foreign areas not served by the European or Indian facilities from its corporate headquarters in Duluth, Minnesota.

         Chromaline has a diverse customer base both domestically and abroad and does not depend on one or a few customers for a material portion of its revenues.

QUALITY CONTROL IN MANUFACTURING

         In March 1994, Chromaline became the first firm in northern Minnesota to receive ISO 9001 certification. ISO 9000 is a series of worldwide standards issued by the International Organization for Standardization that provide a framework for quality assurance. ISO 9001 is the most comprehensive standard of the ISO 9000 series. The Company was recertified in 1997 and 1999. The recertification process will occur every three years hereafter. Chromaline's quality function goal is to train all employees properly in both their work and in the importance of their work. Responsibility for efficient and correct work has meant that authority for proposing changes has been given to all employees. Internal records of quality related graphs and tables are reviewed regularly and discussions are held among management and employees regarding how improvements might be realized. The Company has rigorous materials selection procedures and also uses environmental testing and screen print equipment tailored to fit customers' needs.

RESEARCH AND DEVELOPMENT/INTELLECTUAL PROPERTY

         Chromaline spent 7.3% of sales ($680,000) on research and development in 1998 and 6.8% ($604,000) in 1997. In its research program, Chromaline has developed unique light sensitive molecules which have received two U.S. patents. These patents expire in 2011 and 2014, respectively. The Company also has four United States patent applications pending. There can be no assurance that any patent granted to the Company will provide adequate protection to the Company's intellectual property. Within Chromaline, steps are taken to protect the Company's trade secrets, including physical security, confidentiality and non-competition agreements with employees and confidentiality agreements with vendors. In its product development program, Chromaline is fully equipped to simulate customer uses of its products. The Company's facilities include a walk-in environmental chamber which simulates customer uses and storage conditions of Chromaline products for different climatic zones.

         In addition to its patents, the Company has various trademarks including the "Chromaline" and "PhotoBrasive" trademarks.

RAW MATERIALS

         The primary raw materials used by Chromaline in its production are photopolymers, polyester films, polyvinylacetates, polyvinylalcohols and water. The Company purchases raw materials from a variety of domestic and foreign sources with no one supplier being material to the Company. The purchasing staff at the Company's headquarters leads in the identification of both domestic and foreign sources for raw materials and negotiates price and terms for all domestic and foreign markets. Chromaline's involvement in foreign markets has given it the opportunity to become a global buyer of raw materials at lower overall cost than it had previously enjoyed. The Company has a number of suppliers and no one supplier is essential to the Company's operations. To date there have been no significant shortages of raw materials and alternative sources for nearly all raw materials are available. The
Company believes it has good supplier relations.

COMPETITION

         The Company competes in its markets based on product development capability, quality, reliability, availability, technical support and price. The screen printing market is much larger than the decorative sand blasting market, however, the sand blasting market is currently experiencing faster growth. Chromaline has two primary competitors in its screen printing film business. Both are larger than Chromaline and possess greater resources than the Company in many areas. One is a privately owned U.S. firm and the other is owned by a large British conglomerate. The Company has numerous competitors in the market for screen print emulsions many of whom are larger than Chromaline and possess greater resources. The market for the Company's sand blasting products has relatively few competitors, however, those in this market compete aggressively on price and in other areas. Chromaline considers itself to be a significant factor in this market.

GOVERNMENT REGULATION

         The Company is subject to a variety of federal, state and local industrial laws and regulations, including those relating to the discharge of material into the environment and protection of the environment. The governmental authorities primarily responsible for regulating the Company's environmental compliance are the Environmental Protection Agency, the Minnesota Pollution Control Agency and the Western Lake Superior Sanitary District. Failure to comply with the laws promulgated by these authorities may result in monetary sanctions, liability for environmental clean-up and other equitable remedies. To maintain compliance, the Company may make occasional changes in its waste generation and disposal procedures.

         These laws and regulations have not had a material effect upon the capital expenditures or competitive position of the Company. The Company believes that it complies in all material respects with the various federal, state and local regulations that apply to its current operations. Failure to comply with these regulations could have a negative impact on the Company's operations and capital expenditures and such negative impact could be significant.

EMPLOYEES

         As of May 10, 1999, the Company had 73 employees, including 71 full-time employees, all of whom are located at the Company's headquarters in Duluth, Minnesota with the exception of four outside technical sales representatives in various locations around the United States. None of the Company's employees are subject to a collective bargaining agreement and the Company believes that its employee relations are good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 1998 and 1997 and should be read in connection with the Company's audited financial statements and notes thereto for the years ending December 31, 1998 and 1997.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         Certain statements made in this Registration Statement on Form 10-SB, which are summarized below, are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to, those identified as follows:

         -        THE COMPANY'S BELIEF THAT FOREIGN ECONOMIES ARE
                  STABILIZING--This belief may be impacted by economic, political and social conditions in foreign markets and changes in regulatory and competitive conditions.

         - THE BELIEF THAT THE COMPANY'S CURRENT FINANCIAL RESOURCES, CASH GENERATED FROM OPERATIONS AND THE COMPANY'S CAPACITY FOR DEBT AND/OR EQUITY FINANCING WILL BE SUFFICIENT TO FUND CURRENT AND ANTICIPATED BUSINESS OPERATIONS--Changes in anticipated operating results, credit availability and equity market conditions may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

         - THE COMPANY'S PLANS TO EXPAND ITS RESEARCH AND DEVELOPMENT EFFORTS AND THE EXPECTED FOCUS AND RESULTS OF SUCH EFFORTS--These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances or other changes in competitive conditions.

         -        THE COMPANY'S EFFORTS TO GROW ITS INTERNATIONAL
                  BUSINESS--These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.

         - THE COMPANY'S BELIEF THAT EVALUATIONS AND MODIFICATIONS OF YEAR 2000 COMPLIANCE ISSUES, INCLUDING YEAR 2000 COMPLIANCE OF THIRD-PARTY SUPPLIERS, WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S OPERATIONS OR FINANCIAL POSITION--This belief may be impacted by presently unanticipated delays in assessment or remediation, unanticipated increases in costs or non-compliance by third parties.

         - THE COMPANY'S EXPECTATIONS OF THE TIME AND COSTS ASSOCIATED WITH ITS YEAR 2000 PROJECT--These expectations may be impacted by presently unanticipated delays in assessment, unanticipated increases in costs or non-compliance by third parties.

         - THE EXPECTATION THAT THE COMPANY WILL HAVE A MANUFACTURER OF CERTAIN LOW COST PRODUCTS IN INDIA--This expectation may be impacted by economic, political and social conditions or regulatory changes in India, unanticipated delays or expenses, acceptance of the Company's products or changes in competitive conditions.

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 1999 COMPARED TO QUARTER ENDED MARCH 31, 1998

         SALES. The Company's sales in the first quarter of 1999 decreased to $2.2 million, a 4.5% decrease from $2.3 million during the same period in 1998. The decline is attributable to weak markets in Asia and Europe. The Company believes that this trend is improving as foreign economies show signs of stabilizing.

         COST OF GOODS SOLD. The cost of goods sold during the first quarter of 1999 was $1.1 million, or 47.5% of sales, compared to $1.1 million, or 46.5% of sales, during the same period in 1998.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $789,000, or 35.3% of sales, in the first quarter of 1999 from $713,000, or 30.5% of sales, for the same period in 1998. The increase resulted from increased expenditures on the promotion of new products and the costs associated with the filing of a registration statement under the Securities Exchange Act of 1934, as amended, covering the Company's Common Stock.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses during the first quarter of 1999 increased to $162,000, or 7.2% of sales, from $157,000, or 6.7% of sales, during the first quarter of 1998. The increase resulted from expenditures to maintain and increase the technological development of the Company's products.

         INCOME TAXES. Income taxes decreased to $84,000 in the first quarter of 1999 from $148,000 in the first quarter of 1998. The decrease was primarily due to a reduction in the Company's pretax income in 1999.

         NET INCOME. Net income decreased in the first quarter of 1999 to $143,000 from $242,000 during the same period in 1998. The decrease was primarily due to reduced sales and increased expenses for the development of new products.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         SALES. The Company's sales increased by 4.4% to $9.3 million in 1998 from $8.9 million in 1997. This increase was primarily due to a 15.2% increase in international sales.

         COST OF GOODS SOLD. The cost of goods sold was $4.2 million, or 45.1% of sales, in 1998 and $4.2 million, or 46.9% of sales, in 1997, gross margins improved as overhead and labor costs increased slightly and the cost of raw materials remained relatively flat.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $3.1 million, or 33.1% of sales, in 1998 from $2.7 million, or 30.0% of sales, in 1997. This increase was primarily due to approximately $240,000 of one-time costs associated with the retirement and replacement of two senior officers and increased sales and marketing expenses associated with the launch of new products.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $680,000, or 7.3% of sales, in 1998 from $604,000, or 6.8% of sales, in 1997. This increase was primarily due to expenses incurred to complete development of PHAT film, a film which utilizes new high density inks to create suede-like and 3-D images, and the MAX-R emulsion, an emulsion which has maximum resistance to breakdown thus improving screen printers' production efficiency. PHAT film and the MAX-R emulsion were launched at the Screenprinting and Graphics Imaging Association trade show in October 1998.

         PATENT LITIGATION EXPENSES. Recognized expenses related to the Company's patent litigation decreased to zero in 1998 from $445,000 in 1997. This decrease was due to the fact that all patent litigation costs incurred in 1998 were covered by the $250,000 accrual which was included in the $445,000 patent litigation expense incurred in 1997.

         INTEREST INCOME. Interest income increased to $29,000 in 1998 from $10,000 in 1997. This increase was primarily due to the Company's purchase of certain interest-bearing securities in 1998.

         INCOME TAXES. While the Company's effective tax rate decreased to 35.8% in 1998 from 38.6% in 1997, federal and state income tax expense increased to $492,000 in 1998 from $371,000 in 1997. This increase in expense was due to the increase in the Company's pretax income for 1998.

         NET INCOME. Net income increased to $881,000 in 1998 from $638,375 in 1997. Net income in 1997 was negatively impacted by a total of $445,000 in patent litigation costs during the year, while 1998 saw $240,000 of one-time costs related to the retirement and replacement of two senior officers. Without these one-time costs, net income in 1998 increased by 12.6% over 1997. This increase was due to a 4.4% increase in sales and continuing efforts to improve operating efficiencies and reduce costs.

LIQUIDITY AND CAPITAL RESOURCES

         Chromaline has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures and annual capital spending requirements, as well as research and development expenditures.

         Cash and cash equivalents were $479,000, $275,000 and $732,000 at March 31, 1999, December 31, 1998 and December 31, 1997, respectively. The Company generated $225,000 in cash from operating activities in the quarter ending March 31, 1999 and $507,000 and $1,117,000 in cash from operating activities in 1998 and 1997, respectively. Cash generated by operating activities is primarily provided by net income as adjusted for non-cash depreciation. In 1998, inventories increased by $289,000 due to additional finished goods in inventory to support new product launches. During 1998, the Company also expended $445,000 to reduce accruals for sales and marketing costs, legal costs and income taxes. In 1997, an increase in non-cash accrued expenses of $250,000 related to legal costs was offset in part by a net reduction of $147,000 in accounts payable.

         The Company used $23,000 in cash for investing activities in the quarter ending March 31, 1999. The Company used $1,015,000 and $421,000 in cash for investing activities in 1998 and 1997, respectively. In each period, net cash used for investing activities relates primarily to the purchases of property and equipment. In addition, during 1998 the Company purchased municipal revenue bonds with maturities of three years or less for $909,000 and generated $401,000 in cash from the sale of such marketable securities. The Company also purchased a patent for $109,000 in 1998.

         The Company generated $2,000 in cash from financing activities for the quarter ending March 31, 1999 as a result of stock options exercised. The Company generated $50,000 in cash from financing activities in 1998. In 1998, financing activities included net proceeds of $72,000 from the exercise of stock options, offset in part by a $22,000 payment on an outstanding note payable. The Company used $34,000 in cash from financing activities in 1997. In 1997, financing activities included a $38,000 payment on an outstanding note payable, offset in part by $4,000 in exercised stock options.

         A bank line of credit exists providing for borrowings of up to $1,250,000. Outstanding debt under this line of credit is collateralized by accounts receivable and bears interest at 2.25 percentage points over the 30-day LIBOR rate. The Company has not utilized this line of credit to a material extent and there was no debt outstanding under this line as of March 31, 1999. A possible second source of funding is Tax Increment Financing ("TIF"). The Company resides in one of several TIF districts in Duluth, Minnesota. TIF uses the increase in tax revenues that results from development to fund the costs of such development. This funding may be used to help facilitate improvements or additions to the Company's property and buildings.

         The Company believes that current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations.

Future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities.

CAPITAL EXPENDITURES

         In 1998, the Company purchased over an acre of additional land immediately adjacent to its manufacturing facility in Duluth at a cost of $64,000. In addition, the Company acquired the E-Z Mask patent at a cost of $109,000 to aid in the development of its decorative sand blasting business. Additional plant equipment, research and development instrumentation, and computers were purchased during 1998 and the quarter ended March 31, 1999 to improve product quality and operating efficiency.

         Commitments for capital expenditures include building maintenance, research and development of equipment to modernize the capabilities and processes of Chromaline's laboratory and research and development of equipment to improve measurement and quality control processes. These commitments will be funded by cash generated from operating activities.

INTERNATIONAL ACTIVITY

         The Company markets its products to over 50 countries in North America, Europe, Latin America, Asia and other parts of the world. Foreign sales were approximately 32% and 29% of total sales in 1998 and 1997. Recent weakening of certain foreign currencies has not significantly impacted the Company's operations, because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

         Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. Chromaline has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of May 10, 1999.

         Effective January 1, 1999, eleven states of the European Union began the conversion to a common currency, called the "euro." This action will most likely cause a portion of Chromaline's European transactions to be negotiated, invoiced and paid in "euros." The conversion will most likely add currency exchange costs and risks. Although such costs and risks are not quantifiable at this time, they are not expected to be significant.

YEAR 2000 ISSUE

         The year 2000 issue is the result of certain computer systems that recognize the year using the last two digits. Any system utilizing time-sensitive programming may recognize the date using "00" as the year 1900 rather than the year 2000. This could result in systems failure that may disrupt normal business operations.

         The Company began a comprehensive project in 1998 to test and prepare its internal systems for the year 2000. The Company expects this project to be completed in the third quarter of 1999. The project is on track to be completed as planned. The project will replace all non-compliant software and hardware with systems that are year 2000 compliant. This includes a review of both information technology and non-information technology systems. A survey of major suppliers is also being conducted as part of the project to assess the readiness of the Company's business associates. If the necessary conversions are not completed on a timely basis, the year 2000 could have a material adverse effect on Chromaline's operations. Overall, management believes the year 2000 will not have a significant impact on operations.

         As of May 10, 1999, the Company has spent approximately $55,000 on the project. The total cost of the project is expected to be approximately $75,000. This includes replacing non-compliant hardware and software. It also includes the internal human resource time to conduct systems and vendor surveys and implement the required changes to become year 2000 compliant. Management believes that this expenditure is not material to the Company and will not adversely impact Chromaline's financial condition or liquidity.

         Chromaline faces risk to the extent that suppliers of products and services purchased by the Company and others with whom it transacts business on a world-wide basis do not have business products and services that are year 2000 compliant. The Company distributed a survey to its suppliers during the second quarter of 1999 regarding their state of readiness for the year 2000. As of May 10, 1999, the Company has received responses from 74% of its major suppliers, all of which gave assurances that they will be year 2000 compliant. In the event that a significant number of these third parties cannot, in a timely manner, provide the Company with products and services because of the year 2000 issue, Chromaline's operating results could be materially adversely affected.

         The Company is addressing contingency plans in the event of year 2000 disruptions. With respect to the Company's internal production and administrative systems, the Company believes sufficient alternative plans are in place to adequately conduct business. These plans include the identification of back-up and manual systems necessary to conduct normal business operations. While Chromaline believes that its year 2000 project and contingency plans are sufficient, there can be no assurance that the year 2000 will not materially adversely affect its business, operating results or financial condition.

FUTURE OUTLOOK

         Chromaline has invested over 6% of sales dollars for the past several years on research and development. The Company plans to expand its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure the commercialization of new product opportunities. In addition to its film, emulsion and self-adhesive products, Chromaline's research and development efforts will also focus on improving the efficiency of its automated photo developers for the decorative sand blasting product line. The Company will also be looking at natural adjuncts to its product line if extremely reliable sources of supply can be obtained and resale margins are acceptable.

         In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding its market share where it has already established a presence.

         In its search for new opportunities, Chromaline will actively investigate experimental technology sharing, joint ventures, and acquisitions to complement its core strengths of innovative technology and recognized market presence.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company conducts its entire operations in Duluth, Minnesota. The administrative, sales, research and development, quality and manufacturing activities are housed in a 60,000 square-foot four-story building, including a basement level. The building is approximately seventy years old and has been maintained in good condition. Shipping and distribution for the Company operates from a three-year old 5,625 square-foot warehouse adjacent to the existing plant building. These facilities are owned by the Company with no existing liens or leases.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of May 10, 1999, the number of shares of Common Stock beneficially owned by each person who is a beneficial owner of more than 5% of the outstanding Common Stock of the Company, by each officer named in the Summary Compensation Table, by each director, and by all officers and directors as a group. All persons have sole voting and dispositive power over such shares unless otherwise indicated.


              NAME AND ADDRESS                              NUMBER                           PERCENTAGE OF
            OF BENEFICIAL OWNER:                           OF SHARES                       OUTSTANDING SHARES
---------------------------------------------  -----------------------------------  --------------------------------
Directors and executive officers:
   William C. Ulland                                        130,500(1)                                11.0%
   Philip J. Hourican                                         5,500                                    *
   Charles H. Andresen                                        6,870(2)                                 *
   Gerald W. Simonson                                        55,200                                    4.7
   David O. Harris                                           42,817                                    3.6
   Thomas L. Erickson (retired July 1998)                    69,775(3)                                 5.9
   All directors and executive officers as                  329,112(4)                                27.7
   a group (9 persons, including those
   named above)
Other beneficial owners:
    Leigh Severance                                         115,192(5)                                 9.7


------------------
*        Less than one percent.
(1) Includes options to purchase 3,000 shares of Common Stock exercisable within 60 days of May 10, 1999. The address of Mr. Ulland is 740 East Superior Street, Duluth, Minnesota 55802.
(2) Includes options to purchase 250 shares of Common Stock exercisable within 60 days of May 10, 1999.
(3) Mr. Erickson held office as President and Chief Executive Officer, and as a Director, until his retirement, effective July 12, 1998. The address of Mr. Erickson is 20 South 26th Avenue East, Duluth, MN 55812.
(4) Includes options to purchase 9,750 shares of Common Stock exercisable within 60 days of May 10, 1999.
(5) The address of Mr. Severance is 100 Filmore Street, Suite 300, Denver, CO 80206.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE
REGISTRANT

         The Directors, Executive Officers and Significant Employees of the Company are as follows:


         Name                        Age      Position
         ---------------------    ---------   ----------------------------------------------------
         William C. Ulland           58       Chairman of the Board of Directors

         Philip J. Hourican          55       President, Chief Executive Officer and Director

         Jeffery A. Laabs            45       Vice President of Finance, Controller, Treasurer and
                                              Secretary

         Claude P. Piguet            41       Vice President of Operations

         Toshifumi Komatsu           44       Vice President of Technology

         Robert D.  Banks, Jr.       47       Vice President of International Sales

         Charles H. Andresen         58       Director

         Gerald W. Simonson          68       Director

         David O. Harris             64       Director


         WILLIAM C. ULLAND has been a director and Chairman of the Board of the Company since 1972. Since 1977, Mr. Ulland has been Managing Partner of American Shield Company, a mineral exploration and development company located in Duluth, Minnesota.

         PHILIP J. HOURICAN has been President and Chief Executive Officer of the Company since July 1998. He was elected to the Board of Directors shortly thereafter. Mr. Hourican came to the Company from Balchem Corporation of Slate Hill, New York. At Balchem, Mr. Hourican served as Vice President and General Manager from July 1996 to February 1998. Balchem is an international marketer of repackaged chemicals. From October 1994 to July 1996, Mr. Hourican was the Vice President of Sales and Marketing on a nationwide basis for Techalloy, a manufacturer of stainless steel and nickel wire located in Mahwah, New Jersey. Mr. Hourican was a senior manager for Crosfield Chemicals, a manufacturer of silicas, silicates, zeolites and catalysts located in Joliet, Illinois, from May 1988 to October 1994. Mr. Hourican received a B.S. in Chemical Engineering from the University of Pittsburgh in 1967 and an M.B.A. from the University of Akron in 1972.

         JEFFERY A. LAABS, CMA has been Vice President of Finance and Controller of the Company since May 1998. He was named Treasurer and Secretary of the Company shortly thereafter. Mr. Laabs was a Senior Financial Analyst for Lake Superior Paper Industries ("LSPI") in Duluth, Minnesota from September 1986 until he joined Chromaline in 1998. LSPI is a manufacturer of supercalendered paper for newspaper inserts and magazines. His prior experience includes various financial positions with Kimberly Clark Corporation, a manufacturer of paper products, from September 1981 until September 1986. Mr. Laabs received a Bachelor of Science degree in Accounting from Lake Superior State University in 1976. He earned the designation of Certified Management Accountant in 1996.

         CLAUDE P. PIGUET has been the Company's Vice President of Operations since May 1994. Previously, he was the Company's Director of Operations from January 1992 to May 1994. Mr. Piguet joined Chromaline in 1990 and holds a diploma of Engineer ETS/HTL from the Ecole D'Ingenieurs de l'Etat de Vaud in Switzerland.

         TOSHIFUMI KOMATSU has been the Company's Vice President of Technology since September 1993. Previously, he served as Chromaline's Director of Research and Development for two years. Mr. Komatsu has been with Chromaline's Research and Development Department for 15 years. His prior experience includes positions in research and development at Alberta Gas Chemicals, a manufacturer of organic acids. He received a B.S. in Chemistry and Mathematics from the College of Saint Scholastica in 1980.

         ROBERT D. BANKS, JR. has been the Company's Vice President of International Sales since February 1997. Previously, he was the Company's Director of International Sales and Marketing from 1989 to 1997.

         CHARLES H. ANDRESEN was elected as a director of the Company in 1979. Mr. Andresen has been a shareholder in the law firm of Magie, Andresen, Haag, Paciotti, Butterworth & McCarthy, P.A., in Duluth, Minnesota for more than the past five years.

         GERALD W. SIMONSON was elected as a director of the Company in 1978. He has been the President of Omnetics Connector Corporation, a manufacturer of microminiature connectors for the electronics industry located in Minneapolis, Minnesota, for more than the past five years. Mr. Simonson is also a director of Medtronic, Inc., a manufacturer of medical devices, and Northwest Teleproductions, Inc., a film and video production company.

         DAVID O. HARRIS was elected a director of the Company in 1965. He has been President of David O. Harris, Inc., a manufacturer's representative firm in Minneapolis, Minnesota, for more than the past five years.

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         The following table sets forth certain information regarding compensation earned by the individuals who served as Chief Executive Officer of the Company during the fiscal years ended December 31, 1998, 1997 and 1996.

No other executive officers of the Company received remuneration exceeding $100,000 for the fiscal year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                              ANNUAL               -------------
                                                           COMPENSATION                SHARES
                                                     ------------------------        UNDERLYING         ALL OTHER
     NAME AND PRINCIPAL POSITION          YEAR        SALARY(1)        BONUS         OPTIONS(2)      COMPENSATION(3)
------------------------------------      ----       -----------      -------       ------------    -----------------
Philip J. Hourican                        1998        $ 55,400        $ 2,990           20,526          $ 32,496
   President and Chief Executive
   Officer

Thomas L. Erickson,                       1998          66,635         31,853            2,000           165,000
   President and Chief Executive          1997         110,000         41,474            2,000                 -
   Officer                                1996         102,500         41,786            2,000                 -


---------------
(1) Mr. Hourican joined the Company as President and Chief Executive Officer on July 13, 1998. If he had been employed for all for 1998, his salary would have been $120,000. Mr. Erickson retired from the Company effective July 12, 1998.
(2) Represents options to purchase Common Stock granted under the Company's 1995 Stock Incentive Plan.
(3) Amounts reported for Mr. Hourican in 1998 represent payments made for reimbursement of moving and temporary living expenses. Amounts reported for Mr. Erickson in 1998 represent the following payments made in connection with his retirement: a $65,000 severance payment, $80,000 in consulting fees and $20,000 paid pursuant to Mr. Erickson's agreement not to compete with the Company. The agreements governing the payments to Mr. Erickson are discussed below under "Employment Agreements and Termination of Employment and Change-in-Control Arrangements."

                        OPTION GRANTS IN LAST FISCAL YEAR

         The following table summarizes option grants made during 1998 to the Chief Executive Officer of the Company.


                                                 INDIVIDUAL GRANTS
                            ----------------------------------------------------------
                                             PERCENTAGE                                   POTENTIAL REALIZABLE VALUE
                             NUMBER OF        OF TOTAL                                      AT ASSUMED ANNUAL RATES
                              SHARES          OPTIONS                                      OF STOCK APPRECIATION FOR
                            UNDERLYING       GRANTED TO       EXERCISE                          OPTION TERM(1)
                              OPTIONS       EMPLOYEES IN      PRICE PER     EXPIRATION    -------------------------
          NAME              GRANTED(2)      FISCAL YEAR         SHARE          DATE             5%             10%
-------------------------   ----------     --------------    -----------    -----------   -------------------------
Philip J. Hourican            20,526           87.2%             $9.50        7/13/05       $274,380       $379,991


-------------
(1) The potential realizable value is based on a 7-year term of each option at the time of grant. Assumed stock price appreciation of 5% and 10% is mandated by rules of the Securities and Exchange Commission and is not intended to forecast actual future financial performance or possible future appreciation. The potential realizable value is calculated by assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.
(2) Options granted pursuant to the Company's 1995 Stock Incentive Plan are exercisable at an exercise price equal to the fair market value on the date of grant. The 20,526 share option granted to Mr. Hourican at $9.50 per share vests in three equal increments on the day prior to the first, second and third anniversaries of the date of grant. This option has a maximum term of seven years, subject to earlier termination in the event of Mr. Hourican's cessation of service with the Company.


                                AGGREGATED OPTION
                            EXERCISES IN FISCAL 1998
                        AND FISCAL YEAR-END OPTION VALUES

         The purpose of the following table is to report exercise of stock options by the Chief Executive Officers of the Company during 1998 and the value of his unexercised stock options as of December 31, 1998.


                                                              NUMBER OF SHARES              VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                                         OPTIONS AT FISCAL YEAR-END         AT FISCAL YEAR-END(1)
                             SHARES                      --------------------------         ---------------------
                            ACQUIRED        VALUE
          NAME             ON EXERCISE    REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
------------------------   -----------    --------     -----------     -------------     -----------   -------------
Philip J. Hourican                 -             -          -              20,526             -                 $0


-----------
(1) Value is based on the per share closing price of the Company's Common Stock on December 31, 1998, which was $7.50.


EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Thomas L. Erickson retired from his position as President and Chief Executive Officer of the Company on July 12, 1998 and entered into a Separation Agreement with the Company effective July 13, 1998. The Separation Agreement provides for severance compensation of $65,000 which was paid during 1998. Mr. Erickson also entered into an Agreement regarding Non-Disclosure of Confidential Information and Non-Competition with the Company dated July 22, 1998. Pursuant to this Agreement, Mr. Erickson has agreed not to compete with the Company prior to December 31, 2002 in exchange for payments totaling $123,500 over the term of the Agreement. Finally, Mr. Erickson agreed to act as a consultant to the Company until December 31, 1999 and entered into a Consulting Agreement with the Company dated July 22, 1998 providing for compensation of $80,000, all of which was paid in 1998.

DIRECTOR COMPENSATION

         During 1998, each non-employee director of the Company who beneficially owns not more than 5% of the Company's outstanding Common Stock received a one-time grant of an option to purchase 3,000 shares of the Company's Common Stock under the 1995 Stock Incentive Plan. These options have an exercise price equal to the fair market value on the date of grant and will expire seven years from the date of grant. In addition, each non-employee director of the Company who beneficially owns not more than 5% of the Company's outstanding Common Stock receives a quarterly retainer of $1,000, plus per meeting fees of $700 for each meeting of the Board of Directors attended in person, $350 for each meeting of the Board of Directors attended by telephone, $300 for each committee meeting attended in person and $150 for each committee meeting attended by telephone.

         On April 26, 1999, each non-employee director of the Company who beneficially owns not more than 5% of the Company's outstanding Common Stock received a one-time grant of an option to purchase 1,200 shares of the Company's Common Stock under the 1995 Stock Incentive Plan. These options have an exercise price equal to the fair market value on the date of the grant and will expire seven years from the date of the grant. William C. Ulland also received a grant of an incentive stock option to purchase 3,000 shares of the Company's Common Stock under the 1995 Stock Incentive Plan in connection with his position as Chairman of the Board of Directors. Mr. Ulland's options have an exercise price equal to 110% of the fair market value on the date of the grant and will expire five years from the date of the grant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         The Company's Restated Articles of Incorporation, as amended, authorize the issuance of up to 5,000,000 shares of capital stock. The shares are classified into two classes, consisting of 4,750,000 shares of Common Stock, $.10 par value, and 250,000 shares of Preferred Stock, $.10 par value.

         The Board of Directors is authorized to establish one or more series of Preferred Stock by resolution, set forth the designation of each such series and fix the relative rights and preferences of each such series, provided that certain voting, dividend and liquidation terms specified in the Restated Articles of Incorporation may not be altered by the Board.

COMMON STOCK

         At May 10, 1999, there were 1,180,061 shares of Common Stock issued and outstanding and held by approximately 450 shareholders of record. Holders of Common Stock are entitled to one vote per share for the election of directors and on all matters submitted to a vote of shareholders, and there are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are not entitled to preemptive rights. In the event of the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share equally in any balance of the Company's assets available for distribution to shareholders after the holders of any Preferred Stock have received the full distribution to which such holders are entitled. Outstanding shares of Common Stock are not subject to any further call or assessment.

PREFERRED STOCK

         The Company does not currently have any issued and outstanding shares of Preferred Stock. Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 250,000 shares of Preferred Stock in one or more classes or series. The Board is authorized to determine the designation of and number of shares in each series and to fix the dividend, redemption, liquidation, retirement and conversion rights, if any, of such series, and any other rights and preferences thereof, subject to certain limitations in the Company's Restated Articles of Incorporation. These limitations state that holders of the Company's Preferred Stock shall not have any voting rights unless required by Minnesota law, shall be paid all accumulated or accrued dividends prior to a dividend being declared or paid on the Company's Common Stock and shall be entitled to receive the liquidation price of their Common Stock and any accrued dividends thereon prior to any distributions being made to the holders of Common Stock in the event of the liquidation, dissolution or winding up of the Company. Any shares of Preferred Stock which may be issued may have greater rights in many areas than the Common Stock, including preferences as to payment of dividends and upon liquidation, and may be convertible into shares of Common Stock. Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock.

OPTIONS

         At May 10, 1999, the Company had outstanding options to purchase up to an aggregate of 76,776 shares of Common Stock to directors, officers and employees of the Company at exercise prices ranging from $4.04 to $10.13 per share.

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT; RESTATED ARTICLES OF INCORPORATION

         Certain provisions of Minnesota law and the Company's Restated Articles of Incorporation described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

         Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisition by a majority vote of the shareholders of the Company. In general, shares acquired without such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to deliver a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

         In addition, the existence of undesignated Preferred Stock in the Restated Articles of Incorporation allows the Board of Directors of the Company, without further shareholder action, to issue Preferred Stock with certain rights and in amounts that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

TRANSFER AGENT AND REGISTRAR

         Norwest Bank Minnesota, National Association, is the transfer agent and registrar for the Company's Common Stock.

                                     PART II

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         The Company's Common Stock is traded on the local over-the-counter market in the Minneapolis-St. Paul area under the symbol CMLH. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on the local over-the-counter market in the Minneapolis-St. Paul area. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.


                                                                                  HIGH             LOW
                                                                                 ------           ------
FISCAL YEAR ENDED DECEMBER 31, 1999:
     First Quarter............................................................   $ 7.75           $ 6.75
     Second Quarter (through May 24, 1999)....................................     9.25             8.00

FISCAL YEAR ENDED DECEMBER 31, 1998:
     First Quarter............................................................   $ 8.88           $ 7.00
     Second Quarter...........................................................     9.00             7.38
     Third Quarter............................................................    10.38             7.75
     Fourth Quarter...........................................................     8.06             7.00

FISCAL YEAR ENDED DECEMBER 31, 1997:
     First Quarter............................................................   $ 6.67           $ 5.00
     Second Quarter...........................................................     9.00             6.00
     Third Quarter............................................................    10.17             8.00
     Fourth Quarter...........................................................    10.00             8.50


         As of May 10, 1999, the Company had approximately 450 shareholders of record. The Company has never declared or paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the near future.

ITEM 2.  LEGAL PROCEEDINGS

         On October 22, 1996, Aicello North America, Inc., a Canadian corporation ("ANA"), filed suit against the Company in the United States District Court for the Western District of Washington, alleging infringement by the Company of U.S. Patent No. 5,427,890 (the "890 patent"). Later, ANA added U.S. Patent No. 5,629,132 (the "132 patent") to the lawsuit. The 890 patent and the 132 patent had been assigned to Aicello Chemical Co. Ltd. of Japan ("ACLJ") on October 22, 1996 and were licensed to ANA shortly before filing of the present infringement action. At Chromaline's request, ACLJ was joined to the suit. The subjects of the patents and the allegedly infringing Chromaline products are three-layer photosensitive films used to engrave patterns or designs into hard surfaces such as metal, glass, stone and wood.

         The Company and ANA attempted to settle the suit with two mediation sessions that did not result in a settlement. Following these mediations, Chromaline requested in August 1998 that the U.S. Patent and Trademark Office ("USPTO") reexamine the 890 patent and the 132 patent. This request was granted as to both patents in November 1998 and the lawsuit was stayed pending this review. The reexamination process will require approximately twelve to eighteen months to complete. A favorable ruling by the USPTO may result in the dismissal of the case. In the USPTO's OFFICE ACTION IN REEXAMINATION dated February 23, 1999, the USPTO initially rejected the plaintiff's claims of patent infringement. The OFFICE ACTION required the ANA and ACLJ to respond within 60 days, which they have done. The Company is waiting for the USPTO's subsequent OFFICE ACTION, which is expected within a few months of the USPTO's receipt of the ANA and ACLJ responses.

         The Company has made provisions to cover certain legal proceedings and related costs and expenses as described in note 2 to its audited financial statements included herein. However, the ultimate outcome and materiality of these matters cannot be determined. Accordingly, no provision for any liability that may result therefrom has been made in the audited financial statements.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years the Company has sold the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Act"). The sales referred to below were all made in reliance upon the exemptions from registration provided by Rule 701 under the Act for securities sold pursuant to certain compensatory benefit plans and contracts relating to compensation, and related state securities laws. All shares were issued directly by the Company, no underwriters were involved, and no discount, commission or transaction-related remuneration was paid.

         1. On February 18, 1997, the Company granted options to purchase an aggregate of 3,750 shares of the Company's Common Stock at $5.6667 per share to four of the Company's employees.

         2. On June 15, 1998, the Company granted an option to purchase an aggregate of 3,000 shares of the Company's Common Stock at $8.625 per share to an executive officer of the Company.

         3. On July 13, 1998, the Company granted an option to purchase an aggregate of 20,526 shares of the Company's Common Stock at $9.50 per share to an executive officer of the Company.

         4. On August 19, 1998, the Company granted options to purchase an aggregate of 9,000 shares of the Company's Common Stock at $10.125 per share to three of the Company's directors.

         5. On April 26, 1999, the Company granted options to purchase an aggregate of 24,500 shares of the Company's Common Stock at $9.00 per share to fifteen of the Company's employees, five of the Company's officers and three of the Company's directors. On the same date, the Company granted an option to purchase an aggregate of 3,000 shares of the Company's Common Stock at $9.90 per share to the Chairman of the Company's Board of Directors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Article V, Sections 1 and 2 of the Company's By-Laws, as amended, and Article VIII, Section 8.5 of the Company's Restated Articles of Incorporation, as amended, the Company indemnifies its directors and officers and advances litigation expenses to the fullest extent required or permitted by Minnesota Statutes Section 302A.521. This indemnification is subject to the requirement in the case of legal judgments, that the individual seeking indemnification is not finally adjudged to have been guilty of willful misconduct detrimental to the best interests of the Company. Section 302A.521 requires the Company to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Company, or in the case of performance by a director, officer, employee or agent of the Company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company upon written request, of reasonable expenses in advance of final disposition in certain instances.

         The Restated Articles of Incorporation of the Company, as amended, eliminate the personal liability of a director to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except under certain circumstances involving any breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any unlawful acts under Sections 302A.559 or 80A.23 of Minnesota Statutes.

                                    PART F/S


INDEX TO FINANCIAL STATEMENTS
                                                                                   PAGE NUMBER
                                                                                   -----------
         Independent Auditors' Report                                                  19

         Balance Sheets as of December 31, 1998 and 1997 and
             March 31, 1999 (unaudited)                                                20

         Statements of Earnings for the Years Ended December 31, 1998 and 1997
             and for the Three Months Ended March 31, 1998 (unaudited) and and
             1999 (unaudited)                                                          21

         Statements of Stockholders' Equity for the Years Ended
             December 31, 1998 and 1997 and for the Three Months Ended
             March 31, 1999 (unaudited)                                                22

         Statements of Cash Flows for the Years Ended December 31, 1998 and 1997
             and the Three Months Ended March 31, 1999 (unaudited)
             and 1998 (unaudited)                                                      23

         Notes to Financial Statements                                                 24


INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
The Chromaline Corporation

We have audited the accompanying balance sheets of The Chromaline Corporation (the Company) as of December 31, 1998 and 1997 and the related statements of earnings, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chromaline Corporation as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
January 15, 1999


THE CHROMALINE CORPORATION

BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               DECEMBER 31
                                                                                      MARCH 31       -----------------------------
                                                                                        1999              1998             1997
                                                                                     (UNAUDITED)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                         $  478,957       $  274,757       $  732,381
   Trade receivables, less allowance for doubtful accounts of
     $14,400, $14,400, and $14,700, respectively                                      1,246,789        1,128,568        1,201,146
   Trade receivable from related party                                                  251,741          271,443          235,116
   Inventories                                                                        1,065,456        1,255,192          966,458
   Prepaid expenses and other assets                                                    245,074           97,409           41,338
   Marketable securities                                                                507,680          508,445
   Income tax refund receivable                                                          61,801           61,801
   Deferred taxes (Note 4)                                                               54,000           54,000          128,000
                                                                                     ----------       ----------       ----------
           Total current assets                                                       3,911,498        3,651,615        3,304,439

PROPERTY, PLANT, AND EQUIPMENT, at cost:
   Land and building                                                                  1,171,560        1,171,560        1,045,560
   Machinery and equipment                                                            2,013,715        1,991,566        1,856,700
   Office equipment                                                                     518,254          516,935          463,350
   Vehicles                                                                             199,335          199,335          165,678
                                                                                     ----------       ----------       ----------
                                                                                      3,902,864        3,879,396        3,531,288
   Less accumulated depreciation                                                      2,553,600        2,455,816        2,109,752
                                                                                     ----------       ----------       ----------
                                                                                      1,349,264        1,423,580        1,421,536

PATENTS, net of amortization of $8,194, $5,752, and $0, respectively                    101,273          103,715

OTHER                                                                                    38,733           38,733           38,733

DEFERRED TAXES (Note 4)                                                                  43,000           43,000           17,000
                                                                                     ----------       ----------       ----------

                                                                                     $5,443,768       $5,260,643       $4,781,708
                                                                                     ----------       ----------       ----------
                                                                                     ----------       ----------       ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Note payable, bank                                                                                                  $   21,897
   Accounts payable                                                                  $  180,768       $  207,813          228,808
   Accrued expenses                                                                     195,862          129,673          281,752
   Accrued legal costs (Note 3)                                                          61,692           63,324          250,000
   Income taxes payable                                                                                                   106,109
                                                                                     ----------       ----------       ----------
           Total current liabilities                                                    438,322          400,810          888,566

CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $.10 per share; authorized 250,000 shares;
     issued none
   Common stock, par value $.10 per share; authorized 4,750,000 shares; issued and outstanding 1,178,811, 1,178,311, and
     1,161,061 shares, respectively                                                     117,881          117,831          116,107
   Additional paid-in capital                                                           410,795          408,225          323,789
   Retained earnings                                                                  4,476,770        4,333,777        3,453,246
                                                                                     ----------       ----------       ----------
         Total stockholders' equity                                                   5,005,446        4,859,833        3,893,142
                                                                                     ----------       ----------       ----------
                                                                                     $5,443,768       $5,260,643       $4,781,708
                                                                                     ----------       ----------       ----------
                                                                                     ----------       ----------       ----------

See notes to financial statements.

THE CHROMALINE CORPORATION

STATEMENTS OF EARNINGS


                                                      THREE MONTHS                       YEARS ENDED
                                                     ENDED MARCH 31,                     DECEMBER 31,
                                              ----------------------------      ------------------------------
                                                 1999             1998              1998            1997
                                                      (UNAUDITED)
SALES                                         $2,236,725       $2,343,227       $9,289,328       $8,899,849

COSTS AND EXPENSES:
   Cost of goods sold                          1,061,908        1,089,896        4,193,050        4,178,797
   Selling, general, and administrative          789,183          713,490        3,072,636        2,672,986
   Research and development                      161,998          157,206          679,734          603,521
   Patent litigation costs (Note 3)                                                                 445,000
                                              ----------       ----------       ----------       ----------
                                               2,013,089        1,960,592        7,945,420        7,900,304
                                              ----------       ----------       ----------       ----------

INCOME FROM OPERATIONS                           223,636          382,635        1,343,908          999,545

INTEREST INCOME                                    3,257            7,111           28,623            9,830
                                              ----------       ----------       ----------       ----------

INCOME BEFORE INCOME TAXES                       226,893          389,746        1,372,531        1,009,375

FEDERAL AND STATE INCOME
     TAXES (Note 4)                               83,900          148,000          492,000          371,000
                                              ----------       ----------       ----------       ----------

NET INCOME                                    $  142,993       $  241,746       $  880,531       $  638,375
                                              ----------       ----------       ----------       ----------
                                              ----------       ----------       ----------       ----------

BASIC EARNINGS PER
     COMMON SHARE                             $     0.12       $     0.21       $     0.75       $     0.55
                                              ----------       ----------       ----------       ----------
                                              ----------       ----------       ----------       ----------

DILUTED EARNINGS PER
     COMMON SHARE                             $     0.12       $     0.21       $     0.75       $     0.54
                                              ----------       ----------       ----------       ----------
                                              ----------       ----------       ----------       ----------

WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES
     OUTSTANDING                               1,170,153        1,162,039        1,169,689        1,160,297
                                              ----------       ----------       ----------       ----------
                                              ----------       ----------       ----------       ----------

WEIGHTED AVERAGE NUMBER
     OF COMMON AND COMMON
     EQUIVALENT SHARES
     OUTSTANDING                               1,186,134        1,177,230        1,178,613        1,178,730
                                              ----------       ----------       ----------       ----------
                                              ----------       ----------       ----------       ----------


See notes to financial statements.

THE CHROMALINE CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       ADDITIONAL
                                                          COMMON         PAID-IN        RETAINED
                                                           STOCK         CAPITAL        EARNINGS          TOTAL
BALANCE AT DECEMBER 31, 1996                            $  116,007     $   319,849    $  2,814,871     $  3,250,727

   Net income                                                                              638,375          638,375
   Issuance of 1,000 shares of common stock
     upon exercise of options                                  100           3,940                            4,040
                                                        ----------     -----------    ------------     ------------

BALANCE AT DECEMBER 31, 1997                               116,107         323,789       3,453,246        3,893,142

   Net income                                                                              880,531          880,531
   Issuance of 12,000 shares of common stock
     upon exercise of options                                1,724          70,420                           72,144
   Tax benefit resulting from exercise of
     options                                                                14,016                           14,016
                                                        ----------     -----------    ------------     ------------

BALANCE AT DECEMBER 31, 1998                               117,831         408,225       4,333,777        4,859,833

   Net income, unaudited                                                                   142,993          142,993
   Issuance of 500 shares of common stock
     upon exercise of options, unaudited                        50           1,970                            2,020
   Tax benefit resulting from exercise
     of options, unaudited                                                     600                              600
                                                        ----------     -----------    ------------     ------------

BALANCE AT MARCH 31, 1999 (unaudited)                   $  117,881     $   410,795    $  4,476,770     $  5,005,446
                                                        ----------     -----------    ------------     ------------
                                                        ----------     -----------    ------------     ------------


See notes to financial statements.

THE CHROMALINE CORPORATION

STATEMENTS OF CASH FLOWS

                                                          THREE MONTHS                         YEARS ENDED
                                                         ENDED MARCH 31,                       DECEMBER 31,
                                                -----------------------------       -------------------------------
                                                       1999            1998                1998              1997
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING
     ACTIVITIES:
   Net income                                   $    142,993    $     241,746       $     880,531    $      638,375
   Adjustments to reconcile net income to net
       cash provided by operating activities:
     Depreciation and amortization                   100,226           83,116             389,626           329,878
     Loss on disposal of assets                                                            11,452             5,079
     Deferred income taxes                                                                 48,000          (100,000)
     Changes in working capital components:
       Decrease (increase) in:
         Trade receivables                           (98,519)        (108,817)             36,251           (83,638)
         Prepaid expenses and other assets          (147,665)           1,490             (56,071)           54,347
         Inventories                                 189,736         (106,498)           (288,734)           75,860
         Income taxes refund receivable                                                   (47,785)
       (Decrease) increase in:
         Accounts payable                            (27,045)         101,769             (20,995)         (147,438)
         Accrued expenses                             66,789         (125,022)           (152,079)          250,000
         Accrued legal costs                          (1,632)         (10,804)           (186,676)           14,568
         Income taxes payable                                          62,054            (106,109)           80,109
                                                -------------   --------------      --------------   ---------------
           Net cash provided by
              operating activities                   224,883          139,034             507,411         1,117,140

CASH FLOWS FROM INVESTING
     ACTIVITIES:
   Purchase of property and equipment                (23,468)         (67,195)           (399,209)         (445,502)
   Proceeds on sale of property
     and equipment                                                                          1,839            24,556
   Purchases of marketable securities                                                    (909,429)
   Proceeds from sale of marketable securities           765                              400,984
   Purchase of patents                                                                   (109,467)
                                                -------------   --------------      --------------   ---------------
           Net cash used in investing activities     (22,703)         (67,195)         (1,015,282)         (420,946)

CASH FLOWS FROM
     FINANCING ACTIVITIES:
   Payments on note payable                                           (21,897)            (21,897)          (37,818)
   Proceeds from exercise of stock options             2,020            4,041              72,144             4,040
                                                -------------   --------------      --------------   ---------------
           Net cash provided by (used in)
              financing activities                     2,020          (17,856)             50,247           (33,778)
                                                -------------   --------------      --------------   ---------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                              204,200           53,983            (457,624)          662,416

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                               274,757          732,381             732,381            69,965
                                                -------------   --------------      --------------   ---------------

CASH AND CASH EQUIVALENTS AT
   END OF PERIOD                                $    478,957     $    786,364       $     274,757    $      732,381
                                                -------------   --------------      --------------   ---------------
                                                -------------   --------------      --------------   ---------------
SUPPLEMENTAL DISCLOSURES OF
     CASH FLOW INFORMATION:
   Cash payments for interest                   $         -     $          55       $          55    $        3,224
                                                -------------   --------------      --------------   ---------------
                                                -------------   --------------      --------------   ---------------
   Cash payments for income taxes               $     30,000    $      86,000       $     598,000    $      390,000
                                                -------------   --------------      --------------   ---------------
                                                -------------   --------------      --------------   ---------------

See notes to financial statements.

THE CHROMALINE CORPORATION

NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (unaudited)
AND YEARS ENDED DECEMBER 31, 1998 AND 1997

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        DESCRIPTION OF BUSINESS - The Chromaline Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications include textiles, billboards, electronics, glassware, fine china, and many other industrial and commercial applications. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

        Fifty-one percent and 44%, respectively, of the Company's accounts receivable at December 31, 1998 and 1997 are due from foreign customers. The foreign receivables are composed primarily of open credit arrangements with terms ranging from 45 to 90 days. No receivable from a single unrelated customer exceeded 10% of total accounts receivable at March 31, 1999 and December 31, 1998 and 1997. No single customer represented greater than 10% of total revenue.

        A summary of the Company's significant accounting policies follows:

        UNAUDITED FINANCIAL STATEMENTS - The financial statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 are unaudited. In the opinion of management, such unaudited financial statements include all adjustments, consisting of only normal, recurring accruals, necessary for a fair presentation thereof. The results of operations for any interim period are not necessarily indicative of the results for the year.

        CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds in which carrying value approximates market value because of the short maturity of these instruments.

        INVENTORIES - Inventories are stated at the lower of cost (last-in, first-out) or market.

        DEPRECIATION - Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:


                                                                YEARS
        Building                                                 25
        Machinery and equipment                                   5
        Office equipment                                          5
        Vehicles                                                  3


        IMPAIRMENT OF LONG-LIVED ASSETS - Management periodically reviews the carrying value of long-term assets for potential impairment by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to result from the use of these assets. Should the sum of the related, expected future net cash flows be less than the carrying value, an impairment loss would be measured. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset with fair value being determined using discounted cash flows. To date, management has determined that no impairment of these assets exists.

        PATENTS - The Company purchased a patent in 1998 for $109,467. Amortization of the patent is computed using the straight-line method over its remaining estimated useful life of 13 years.

        LEGAL COSTS - The Company accrues legal costs expected to be incurred in connection with lawsuits in which the Company is the defendant. These costs are accrued by the Company, on a case-by-case basis, in the period during which the Company is able to estimate the probable amount of future legal cost to be incurred with respect to a given matter.

        REVENUE RECOGNITION - The Company recognizes revenue on products when title passes, which is usually upon shipment.

        INCOME TAXES - Deferred income taxes are provided on an asset and liability method. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rate on the date of enactment.

        EARNINGS PER COMMON SHARE (EPS) - Basic EPS is calculated using income available to common shareholders divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

        Shares used in the calculation of diluted earnings per share are summarized below:

                                                                     MARCH 31                     DECEMBER 31
                                                              -----------------------      ------------------------
                                                                1999          1998           1998           1997
        Weighted Average Common Shares Outstanding            1,170,153     1,162,039      1,169,689      1,160,297
        Dilutive Effect of Stock Options                         15,981        15,191          8,924         18,433
                                                              ---------     ---------      ---------      ---------
        Weighted Average Common and Common
          Equivalent Shares Outstanding                       1,186,134     1,177,230      1,178,613      1,178,730
                                                              ---------     ---------      ---------      ---------
                                                              ---------     ---------      ---------      ---------

        USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        MARKETABLE SECURITIES - Marketable securities consist of investments in municipal revenue bonds with maturities of three years or less. Marketable securities are recorded at market which approximates cost.

        STOCK OPTIONS - As described in Note 7, the Company has adopted only the disclosure requirements of Statement of Financial Accounting Standards
        (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Stock options granted to employees and board members continue to be accounted for under Accounting Principles Board Opinion No. 25.

        FOREIGN OPERATIONS - The Company markets in Europe, Latin America, Asia, and other parts of the world. Foreign sales approximated 35%, 39%, 32%, and 29% of total sales in the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998 and 1997, respectively. All foreign revenues are denominated in U.S. dollars.

        In December 1996, the Company purchased a 19.5% interest in Chromaline Europe, S.A., a French corporation. On January 2, 1997, the Company sold the assets of the French representative office to Chromaline Europe, S.A. for an amount which approximated cost. In the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998 and 1997, less than 10% of total sales were made through Chromaline Europe, S.A. The Company accounts for its investment in Chromaline Europe, S.A., at historical cost.

        NOTE PAYABLE, BANK - The Company has a bank line of credit that provides for up to $1,250,000 of working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by inventory and trade receivables, and at December 31, 1998 bears interest at 2.5 percentage points over 30-day LIBOR. The line of credit has been extended to April 30, 2000. The outstanding balance at March 31, 1999, and December 31, 1998 and 1997 was $0, $0, and $21,897, respectively.

        ACCOUNTING PRONOUNCEMENT - In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entitywide disclosures about products and services, major customers, and material countries in which the entity holds assets and reports revenue. The Company adopted SFAS No. 131 as of December 31, 1998. The Company operates within a single operating segment.

2.     INVENTORIES

        Components of inventories at March 31, 1999 and December 31, 1998 and 1997 were as follows:


                                                                   MARCH 31,                 DECEMBER 31,
                                                                     1999              1998             1997
       Raw materials                                          $     462,630    $      524,199   $    511,435
       Work-in-process                                              368,874           409,539         240,97
       Finished goods                                               351,952           459,454        377,051
                                                              -------------    --------------   ------------
                                                                  1,183,456         1,393,192      1,129,458
       Less allowance to reduce carrying value to
          LIFO cost                                                 118,000           138,000        163,000
                                                              -------------    --------------   ------------
                  Total                                       $   1,065,456    $    1,255,192   $    966,458
                                                              -------------    --------------   ------------
                                                              -------------    --------------   ------------

        If the first-in, first-out cost method had been used, inventories would have been approximately $118,000, $138,000, and $163,000 higher than reported at March 31, 1999 and December 31, 1998 and 1997, respectively.


3.      CONTINGENCIES

        The Company is a defendant in a claim filed in the United States District Court, Western District of Washington at Seattle, in which the claimant alleges that certain of the Company's products infringe on a U.S. patent owned by the claimant. The Company has filed an answer denying infringement and further believes the claimant's patent to be invalid, and to have been procured through inequitable conduct. During fiscal 1997, the Company incurred $445,000 of legal costs for this matter, including a $250,000 accrual at December 31, 1997 to cover future legal costs.

        During fiscal 1998, the lawsuit was stayed after Chromaline filed a Request for Reexamination with the United States Patent and Trademark Office with respect to the patents involved in the suit. The request was granted and the reexamination is presently ongoing. The reexamination is not expected to be completed for 12 to 18 months. During the three months ended March 31, 1999 and 1998 and the year ended December 31, 1998, the Company paid approximately $188,000 in legal and related costs in the defense of this matter. Such payments were applied against the accrual established at December 31, 1997. At March 31, 1999, the Company had a remaining accrual of $61,700 for expected future legal costs relating to this matter.

4.      INCOME TAXES

        Income tax expense for the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998 and 1997 consists of the following:


                                                     THREE MONTHS ENDED                        YEARS ENDED
                                                          MARCH 31,                            DECEMBER 31,
                                             ---------------------------------        -----------------------------
                                                   1999               1998                  1998           1997
        Current:
          Federal                            $      75,000        $    133,000        $    399,000     $    427,000
          State                                      8,900              15,000              45,000           44,000
                                             -------------        ------------        ------------     ------------
                                                    83,900             148,000             444,000          471,000
        Deferred                                                                            48,000         (100,000)
                                             -------------        ------------        ------------     ------------
                                             $      83,900        $    148,000        $    492,000     $    371,000
                                             -------------        ------------        ------------     ------------
                                             -------------        ------------        ------------     ------------


        The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% to income before taxes, is reconciled to income tax expense as follows:


                                                     THREE MONTHS ENDED                          YEARS ENDED
                                                          MARCH 31,                              DECEMBER 31,
                                             ---------------------------------        -----------------------------
                                                   1999               1998                    1998           1997
        Expected provision for
          federal income taxes               $      79,400        $    136,200          $   465,000     $   346,000
        State income taxes                           4,900              10,500               30,000          44,000

                                    -27-



        Research tax credits                                                                                (21,000)
        Foreign sales corporation                   (2,900)               (500)             (17,000)        (12,000)
        Meals and entertainment                      1,700               1,000               10,000           8,000
        Other                                          800                 800                4,000           6,000
                                             -------------        ------------          ------------    ------------
                                             $      83,900        $    148,000          $   492,000     $   371,000
                                             -------------        ------------          ------------    ------------
                                             -------------        ------------          ------------    ------------

        Deferred tax assets consist of the following as of March 31, 1999 and December 31, 1998 and 1997:

                                                                     MARCH 31,                   DECEMBER 31,
                                                                       1999                   1998           1997
        Property and equipment                                    $       43,000        $    43,000     $    25,000
        Accrued vacation                                                  13,000             13,000          14,000
        Inventory                                                         10,000             10,000           9,000
        Allowance for doubtful accounts                                    5,000              5,000           6,000
        Allowance for sales returns                                       10,000             10,000           6,000
        Accrued legal costs                                               23,000             23,000          95,000
        Other                                                             (7,000)            (7,000)        (10,000)
                                                                  ---------------       ------------    ------------
                                                                  $       97,000        $    97,000     $   145,000
                                                                  ---------------       ------------    ------------
                                                                  ---------------       ------------    ------------

5.      PENSION PLAN

        The Company has a defined contribution pension plan which covers substantially all of its employees. The Company contributes an amount equal to 5% of a covered employee's compensation. Total pension expense for the three months ended March 31, 1999 and 1998, and for the years ended December 31, 1998 and 1997 was approximately $34,000, $29,000, $115,000, and $112,000, respectively.

5.      GEOGRAPHIC INFORMATION

        The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of December 31, 1998, the Company had operations established in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. In no single country did operations account for more than 10% of the Company's net sales for the three months ended March 31, 1999 and 1998, and for the years ended December 31, 1998 and 1997. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

                                                     THREE MONTHS ENDED                     YEARS ENDED
                                                          MARCH 31,                        DECEMBER 31,
                                             ---------------------------------    ------------------------------
                                                   1999               1998             1998             1997
       Net sales by geographic area:
          United States                      $     1,446,624    $    1,415,373    $    6,316,743   $   6,318,893
          International                              790,101           927,854         2,972,585       2,580,956
                                             ---------------    --------------    --------------   -------------
                                             $     2,236,725    $    2,343,227    $    9,289,328   $   8,899,849
                                             ---------------    --------------    --------------   -------------
                                             ---------------    --------------    --------------   -------------

7.      STOCK OPTIONS

        During 1995, the Company adopted a stock incentive plan for the issuance of up to 35,000 shares of common stock. In 1997, the Company increased the number of shares reserved for issuance under this plan to 70,000 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to ten years after the date of grant. Such options become exercisable over a three-year period.

        The Company has adopted the disclosure provisions of SFAS No. 123 and has continued to apply APB Opinion No. 25 and related interpretation in accounting for its plan. Accordingly, no compensation cost has been recognized for its plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 1998 and 1997 would have been reduced to the pro forma amounts indicated below:


                                                                                             YEARS ENDED
                                                                                             DECEMBER 31,
                                                                                     ---------------------------
                                                                                          1998            1997
        Net income:
         As reported                                                                 $    880,531    $   638,375
         Pro forma                                                                        838,723        601,774

        Net income per share (basic):
         As reported                                                                 $       0.75    $      0.55
         Pro forma                                                                           0.72           0.52

        Net income per share (diluted):
         As reported                                                                 $       0.75    $      0.54
         Pro forma                                                                           0.71           0.51


        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants are as follows:


                                                                                            YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                      ------------------------
                                                                                          1998            1997
        Dividend yield                                                                       -               -
        Expected volatility                                                               52.2%           55.0%
        Risk-free interest rate                                                            5.5%            5.5%
        Average expected life                                                          7 years         7 years


        Based upon these assumptions, the weighted-average fair value at grant date of options granted during the years ended December 31, 1998 and 1997 was $5.76 and $3.69, respectively.

        A summary of the status of the Company's stock option plan is presented below:


                                                                                                       WEIGHTED
                                                                                                        AVERAGE
                                                                                      NUMBER OF        EXERCISE
                                                                                       SHARES            PRICE
        Outstanding at December 31, 1996                                                 36,000         $ 4.06
           Granted                                                                        3,750           5.67
           Exercised                                                                     (1,000)          4.04
           Expired                                                                       (1,500)          4.04
                                                                                        --------
        Outstanding at December 31, 1997                                                 37,250           4.22
           Granted                                                                       32,527           9.67
           Exercised                                                                    (17,250)          4.04
           Expired                                                                       (1,500)          4.04
                                                                                        --------
        Outstanding at December 31, 1998                                                 51,027           7.70
                                                                                        --------
                                                                                        --------


        The following tables summarize information about stock options outstanding at December 31, 1998:


                                       OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                                 ------------------------------                   ------------------------------
                                     NUMBER           AVERAGE        WEIGHTED-        NUMBER           WEIGHTED-
           RANGE OF              OUTSTANDING AT      REMAINING        AVERAGE     EXERCISABLE AT        AVERAGE
           EXERCISE               DECEMBER 31,      CONTRACTUAL      EXERCISE      DECEMBER 31,        EXERCISE
             PRICE                    1998             LIFE            PRICE           1998              PRICE
        $4.04 - $4.45                 14,750            6.32         $  4.06             13,000        $   4.06
             5.67                      3,750            8.13            5.67              1,250            5.67
         8.63 - 10.13                 32,527            9.54            9.67
                                 -----------                                      -------------
                                      51,027            8.50            7.70             14,250            4.20
                                 -----------                                      -------------
                                 -----------                                      -------------


        Stock option activity during the three months ended March 31, 1999 was not significant.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


Exhibit No.         Exhibit Description
-----------         -------------------
    3.1             Restated Articles of Incorporation of the Company, as amended.

    3.2             By-Laws of the Company, as amended.

    4               Specimen of Common Stock certificate.

    10.1 The Chromaline Corporation 1995 Stock Incentive Plan, as amended.

    10.2            Separation Agreement effective as of July 13,1998 between Thomas
                    L. Erickson and the Company.

    10.3            Consulting Agreement dated July 22, 1998 between Thomas L.
                    Erickson and the Company.

    10.4 Agreement regarding Non-Disclosure of Confidential Information and Non-Competition dated July 22, 1998 between Thomas L.
                    Erickson and the Company.

    10.5            Revolving Credit Agreement dated April 30, 1999 between the
                    Company and M&I Bank.

    27              Financial Data Schedule.


ITEM 2.  DESCRIPTION OF EXHIBITS

         Not applicable.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    THE CHROMALINE CORPORATION


Dated:  May 26, 1999           By  /s/ Philip J. Hourican
                                      -----------------------------------------
                                        Philip J. Hourican
                                        President and Chief Executive Officer



                                    By  /s/ Jeffery A. Laabs
                                      -----------------------------------------
                                        Jeffery A. Laabs
                                        Vice President of Finance,
                                        Controller, Treasurer and Secretary

                                INDEX TO EXHIBITS


                                                                                              Method
   Exhibit                           Description                                            of Filing
   -------                           -----------                                            ---------
    3.1   Restated Articles of Incorporation of the Company, as amended................  Previously Filed

    3.2   By-Laws of the Company, as amended...........................................  Previously Filed

    4     Specimen of Common Stock certificate.........................................  Filed Electronically

   10.1   The Chromaline Corporation 1995 Stock Incentive Plan, as amended.............  Previously Filed

   10.2   Separation Agreement effective as of July 13,1998 between Thomas L. Erickson and the Company..............................................................  Previously Filed

   10.3   Consulting Agreement dated July 22, 1998 between Thomas L. Erickson and the
          Company......................................................................  Previously Filed

   10.4   Agreement regarding Non-Disclosure of Confidential Information and Non-Competition dated July 22, 1998 between Thomas L. Erickson and the Company..............................................................  Previously Filed

   10.5   Revolving Credit Agreement dated April 30, 1999 between the Company and M&I
          Bank.........................................................................  Filed Electronically

   27     Financial Data Schedule......................................................  Filed Electronically
